Exhibit 11:

OIL-DRI CORPORATION OF AMERICA AND SUBSIDIARIES
Computation of Earnings Per Share
(in thousands, except per share amounts)

	For the Three Months Ended April 30,		For the Nine Months Ended April 30,
	2018	2017	2018	2017
Net income available to stockholders	$3,585	$3,211	$5,539	$9,470
Less: Distributed and undistributed earnings allocated to non-vested restricted stock	(84)	(76)	(130)	(222)
Earnings available to common shareholders	$3,501	$3,135	$5,409	$9,248
Shares Calculation
Average shares outstanding - Basic Common	5,037	5,022	5,032	5,015
Average shares outstanding - Basic Class B Common	2,102	2,088	2,099	2,081
Potential Common Stock relating to stock options and non-vested restricted stock	83	54	86	55
Average shares outstanding - Assuming dilution	7,222	7,164	7,217	7,151
Net Income Per Share: Basic Common	$0.53	$0.48	$0.82	$1.41
Net Income Per Share: Basic Class B Common	$0.40	$0.36	$0.62	$1.06
Net Income Per Share: Diluted Common	$0.48	$0.44	$0.75	$1.29

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